SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D
                              (Rule 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              RULE 13d-2(a)

                       (Amendment No. ___________)1

                      Paradigm Advanced Technologies, Inc.
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                                (Name of Issuer)

                   Common Stock, Par Value $.0001 Per Share
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                         (Title of Class of Securities)

                                    699004107
                   -----------------------------------
                                 (CUSIP Number)

                             C-SAW Investments Ltd.
                           80 Broad Street, 26th Floor
                            New York, New York 10004
                          Attention: Mr. George Guttman
                                 (212) 293-9034

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                  July 15, 1998
                --------------------------------------------
              (Date of Event Which Requires Filing of This Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box |_|.

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                                   Page 1 of 6


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1 The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject lass of securities,  and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  699004107                13D                   Page 2 of 6
Pages

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    C-Saw Investments Ltd.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |X|
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*

    WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(d) or 2(e)    |X|
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
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             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF       4,400,000

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY       N/A
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON        4,400,000
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                 N/A
             --------------------------------------------------------------
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,400,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

                                                                   |-|
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%
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14   TYPE OF REPORTING PERSON

     CO
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.    Security and Issuer.

      This Statement relates to the common stock, par value $.0001 per share (the "Common Stock"), of Paradigm Advanced Technologies, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 270 Drumlin Circle, Concord, Ontario, Canada L4K 3E2.


Item 2.    Identity and Background.

      The person filing this Statement is C-Saw Investments Ltd. (the "Reporting Person"). The Reporting Person is a corporation organized under the laws of Canada. The principal business of the Reporting Person is investment and financial consulting. The address of the principal business and principal office of the Reporting Person is 120 Adelaide Street West, Suite 1214, Toronto, Ontario M5H 3P5, Canada. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     Mr. George Guttman is the President and a Director of the Reporting Person and owns 50% of the Reporting Person. Mr. Guttman's business address is 120 Adelaide Street West, Suite 1214, Toronto, Ontario M5H 3P5, Canada. Mr. Guttman is a United States citizen. Mr. Guttman's present principal occupation is Vice President of the Reporting Person. In September 1996, when Mr. Guttman was a registered representative of an NASD member firm, certain of his customers alleged that he engaged in unauthorized transactions in their accounts. Mr. Guttman denied such allegations. In December 1997, for the purpose of settlement, Mr. Guttman submitted to NASD Regulation, Inc. a Letter of Acceptance, Waiver and Consent (the "LAWC"). In the LAWC, Mr. Guttman accepted and consented, without admitting or denying the alleged violations, (i) to certain findings by NASD Regulation, Inc, (ii) to a fine and (iii) to a 12-month bar from associating with any NASD member firm, with the right to reapply and requalify for association after such time.

     Mr. J.P. Solmes is the Vice President and a Director of the Reporting Person and owns 50% of the Reporting Person. Mr. Solmes' business address is 120 Adelaide Street West, Suite 1214, Toronto, Ontario M5H 3P5, Canada. Mr. Solmes' present principal occupation is not as Vice President of the Reporting Person but as an investor for certain other companies not affiliated with the Reporting Person. During the last five years, Mr. Solmes has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Ms. Solmes is a Canadian citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

      The source of funds used in making the purchases described herein was internal funds of the Reporting Person constituting working capital. The aggregate amount of the purchase price was two million one hundred thirty-four thousand seven hundred Dollars ($2,134,700).


Item 4.    Purpose of the Transaction.

      The acquisition of the Common Stock of the Issuer was made by the Reporting Person for investment purposes only. The Reporting Person does not have any plans or proposals which relate to or would relate to: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


Item 5.    Interest in Securities of the Issuer.

      (a) The Reporting Person holds beneficial ownership of 4,520,000 shares of Common Stock, constituting approximately 14.8% of the issued and outstanding shares of Common Stock. The number of issued and outstanding shares of Common Stock upon which the foregoing percentages were based is was supplied by the Issuer as of the date hereof.

      (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of all of the shares of Common Stock beneficially owned by it.

      (c) Within the past sixty days, the following transactions in the Common Stock were effected by the Reporting Person:

           (i) On June 9, 1998, the Reporting Person purchased 1,250,000 shares of Common Stock in a private placement at a price per share of $.50.

           (ii) On July 14, 1998, the Reporting Person purchased 25,000 shares of Common Stock in the open market at a price per share of $.065.

           (iii) On July 15, 1998, the Reporting Person purchased 3,000,000 shares of Common Stock in a private placement at a price per share of $.50.

           (iv) On July 15, 1998, the Reporting Person purchased 20,000 shares of Common Stock in the open market at a price per share of $.0625.

           (v) On July 22, 1998, the Reporting Person purchased 50,000 shares of Common Stock in the open market at a price per share of $.065.

      (d) Neither the Reporting Person, nor to the knowledge of the Reporting Person any other person, has knowledge of any person other than the Reporting Person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

      (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      None.


Item 7.    Material to be Filed as Exhibits.

      None.

                               SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Dated: August 21 1998


                             C-SAW INVESTMENTS LTD.



                               By:_/s/ George Guttman___________
                                 George Guttman
                                    President